Exhibit 3.2

Certificate of Designation

Preferred Stock Class:

Series B

BEAR VILLAGE, INCORPORATED

Bear Village, Inc., a corporation organized and existing under the General Corporation Law of the State of Wyoming, (the “Company”).

DOES HEREBY CERTIFY:

That, the Shareholders of the Company (the “Shareholders”), as required by the Wyoming Revised Statutes, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Company’s previously authorized 50,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

I.	DESIGNATION AND AMOUNT

The designation of this series consists of five million (5,000,000) shares of Preferred Stock and is the Series B Preferred Stock (the ‘Series B Preferred Stock”).

II.	CERTAIN DEFINITIONS

For purposes of this Certificate of Designation, in addition to the other terms defined herein, the following terms shall have the following meanings:

a.	“Common Stock” means the common stock of the Company, par value $0.001 per share, together with any securities into which the common stock may be reclassified.

b.	“Corporation” means the collective reference to the Company and its successors in interest.

c.	“Holder” shall mean the holder or owner of shares or his/her designee or assigns.

d.	“Securities Exchange” means any one of the New York Stock Exchange, NYSE, AMEX, NASDAQ, OTC Bulleting Board, OTM Markets or any other securities exchange or recognized quotation service in the United States where the Corporation’s Common Stock may be traded.

e.	“Series B Preferred Stock” shall mean the fifty thousand (50,000) shares of Series B Preferred Stock authorized for issuance pursuant to the Certificate of Designation.

f.	“Trading Day” shall mean any day on which the Common Stock is traded for any period on the Securities Exchange or other securities market on which the Common Stock is then being traded.

1

III.	DIVIDENDS

The Holder of Series B Preferred Stock will not be entitled to receive dividends of any kind, including but not limited to and dividends paid on Common Stock.

IV.	CONVERSION

The Holder of the Series B Preferred Stock shall have the right, from time to time, to convert shares of the Series B Preferred Stock at the conversion ratio of one (1) share of Common Stock for each single (1) share of Series B Preferred Stock. Shares of Series B Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio herein prior to the reverse split. The conversion rate of the Series B Preferred Stock would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

V.	LIQUIDATION PREFERENCE

The Series B Preferred Stock shall have liquidation rights with respect to liquidation preference upon the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary equal to the number of shares of Common Stock as if all Series B Preferred Shares remaining issued and outstanding were converted to Common Stock.

VI.	VOTING RIGHTS

a.	Series B Preferred Stock shall have the voting rights equal to one vote per Series B Preferred Stock held.

VII.	REGISTRATION RIGHTS

a.	The shares of Common Stock issuable upon conversion of this Series B Preferred Stock shall have certain registration rights, as described below ("Piggyback Registration Rights").

b.	The Company is obligated to register the Shares of Common Stock in any subsequent registration statement filed by the Company with the Securities and Exchange Commission, so that holders of such Common Stock shall be entitled to sell the same simultaneously with and upon the terms and conditions as the securities sold for the account of the Company are being sold pursuant to any such registration statement, subject to a 180 day hold-back for any such offering undertaken pursuant to such registration statement, if so required by an underwriter.

VIII.	MISCELLANEOUS

a.	Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Series A Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (without and bond or other security) reasonably satisfactory to the Corporation, or in the case of mutilation, the Series B Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Series B Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost, stolen, destroyed or mutilated Series B Preferred Stock Certificate(s) if the Holder contemporaneously requests the Corporation to convert such Series B Preferred Stock.

2

b.	Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holder of Series B Preferred Stock granted hereunder may be waived as to all shares of Series B Preferred Stock (and the Holder thereof) upon the written consent of the Holder.

c.	Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission or by confirmed email transmission, and shall be effective five days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile or email transmission, in each case addressed to party.

3